

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 6, 2019

Damon Fletcher
Chief Financial Officer
Tableau Software, Inc.
1621 North 34th Street
Seattle, WA 98103

      Re: Tableau Software, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2018
          Filed February 22, 2019
          File No. 001-35925

Dear Mr. Fletcher:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                         Sincerely,

                         Division of Corporation Finance
                         Office of Information Technologies
                         and Services